Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis (“MD&A”) is a review of Masonite International Inc.’s  financial condition and results of operations, is based upon Canadian Generally Accepted Accounting Principles (“GAAP”) and covers the three and nine month periods ended September 30, 2008 and September 30, 2007. In this MD&A,  “Company”, “we”, “us” and “our” refer to Masonite International Inc. and our subsidiaries. All amounts are in millions of United States dollars unless specified otherwise.

This discussion should be read in conjunction with the 2007 annual audited consolidated financial statements and the 2008 unaudited interim financial statements. The following discussion also contains forward-looking statements that involve numerous risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of these risks and uncertainties.

Recent Developments

As of September 30, 2008, we were not in compliance with the financial covenants contained in our Senior Secured Credit Agreement.  As a result of such non-compliance, the lenders party to the Senior Secured Credit Agreement have the right to demand immediate repayment of the obligation of $1,132.3 million plus accrued interest, as well as the amount outstanding under the revolving credit facility in the amount of $336.0 million plus accrued interest.  To date, no demand for repayment has been made.  If such demand is made, the holders of our Senior Subordinated Notes due 2015 (the “Notes”) would be permitted to demand immediate repayment of the Notes in the amount of $769.9 million plus accrued interest.  We are also in default under the Notes due to the failure to pay interest within 30 days of the scheduled interest payment date of October 15, 2008. This default provides the holders of the Notes the right to demand repayment of the full amount of the Notes plus accrued interest.  We have been engaged in negotiations with the lenders party to the Senior Secured Credit Agreement and holders of the Notes regarding an amendment to these agreements including a waiver of such non-compliance.  To date, no agreement has been reached and there can be no guarantee that an agreement will be reached on terms acceptable to us and our lenders.  To the extent that no demands for repayment of our Senior Secured Credit Agreement and Notes are made, we have adequate cash reserves to fund ongoing operations for the foreseeable future.  Cash on hand as of September 30, 2008 was $208.3 million.  Our ability to continue as a going concern is dependent upon our ability to reach agreement regarding a satisfactory amendment to our Senior Secured Credit Agreement and Notes.  This MD&A was prepared based on financial statements prepared using accounting principles applicable to a going concern, which assumes that we will continue in operation for a reasonable period of time and will be able to realize our assets and discharge our liabilities in the normal course of operations.  To the extent that the lenders under the senior secured credit facilities agree to an amendment of the Senior Secured Credit Agreement, such amendment may result in interest being payable on these facilities at higher interest rates.

On September 16, 2008 the Company entered into a forbearance agreement with its bank lenders that provides the Company more time and flexibility to negotiate a potential amendment to the terms of its credit facility.  Under terms of the forbearance agreement, which became effective upon Masonite’s payment of certain fees, neither the administrative agent (the “Agent”) nor the lenders will (i) take action to accelerate the maturity of or terminate the Company’s revolving credit facility or to otherwise enforce payment of the Company’s obligations under the credit agreement, or (ii) exercise any other rights and remedies available to them under the credit agreement or applicable law. The forbearance agreement applies to the non-compliance of the covenants as of June 30 and, provisionally, any such non-compliance as of September 30, 2008. The Company paid a fee of $3.6 million to lenders that consented to the forbearance. The unamortized balance of the forbearance fees of $2.7 million is included in prepaid expenses.

On November 25, 2008 the Company entered into an amendment to its credit agreement and an extension of the forbearance agreement dated September 16, 2008, with its bank lenders. This extension provides the Company time to develop a revised business plan for 2009, which will serve as the basis of its efforts to create an appropriate capital structure to support Masonite’s long-term business objectives.  Pursuant to the amendment, neither the Agent nor the lenders will (i) take action to accelerate the maturity of or terminate the Company’s revolving credit facility or to otherwise enforce payment of the Company’s obligations under the credit agreement, or (ii) exercise any other rights and remedies available to them under the credit agreement or applicable law. The forbearance agreement applies to the non-compliance of the covenants as of June 30 and September 30, 2008. The forbearance agreement termination date is the earliest of December 19, 2008, any other Event of Default, and any Termination Event as defined in the Bondholder Forbearance Agreement dated November 17, 2008 (and described below). The forbearance agreement can also be terminated if the Company fails to deliver certain financial information by agreed upon dates.

The amendment with the lenders provides for the December 19, 2008 deadline to be further extended to January 15, 2009, provided that Masonite: (1) delivers a draft business plan by December 19, 2008, (2) reviews the plan with the bank lenders by December 22, 2008, (3) delivers a final business plan by January 15, 2009; and (4) complies with a number of other provisions related to the negotiation of a consensual restructuring plan. To date, no agreement has been reached and there can be no guarantee that an agreement will be reached on terms acceptable to the Company or its lenders.

On September 16, 2008, the Agent, on behalf of the lenders, under the Company’s credit facility provided notice under the company’s senior subordinated note indentures of the imposition of a payment blockage period with respect to the Company’s Notes.  Such notice was permitted by the terms of the indentures as a result of the Company’s non-compliance with certain financial covenants under its credit facility.

As a result of such notice, the Company is not permitted for a period of up to 179 days from September 16, 2008 to make interest or principal payments under the Notes.  In accordance with this restriction, the Company did not make a scheduled payment of interest on the Notes when due on October 15, 2008 although it had sufficient cash on hand to make such payment.  Failure to make such interest payment within 30 days of October 15, 2008 constituted an event of default under the note indentures, permitting holders of at least 30% in principal amount of outstanding notes to declare the full amount of the notes immediately due and payable.

On November 17, 2008 the Company entered into a forbearance agreement with holders of a majority of the Notes issued by two of the Company’s subsidiaries. Masonite expects that this forbearance agreement will provide the Company additional time and flexibility as it continues to pursue opportunities to develop an appropriate capital structure to support its long-term strategic plan and business objectives. Under terms of the forbearance agreement, which is effective through December 31, 2008, the noteholders executing the forbearance agreement agreed that during such period they will not exercise rights and remedies against the Company solely with respect to the Company’s failure to make the interest payment due on October 15, 2008. The forbearance agreement terminates prior to December 31, 2008 upon certain events.

In the first quarter of 2007, we were notified by our largest customer, The Home Depot, that they would be moving substantially all of their business with us in certain geographic regions to a competitor later in 2007.  Sales to this customer in the regions affected were approximately $250 - $300 million on an annualized basis.  Subsequent to this notification, we completed the permanent closure of five facilities dedicated to this customer and an interior door manufacturing facility.  We further completed the consolidation of our manufacturing operations in Florida, completed the closure of our Bridgwater site in the UK and three additional sites in North America.  Actions are underway to close additional underperforming sites before the end of the year.  In March of 2008 we completed the acquisition of the remaining 25% of our facilities in the Czech Republic and Poland pursuant to an option exercised by the minority interest shareholder for $18.6 million which consisted of $13.7 million paid for the shares and the balance as repayment of advances made by the minority interest shareholder.  In the second quarter of 2008, we borrowed the remaining amount available on our revolving credit facility which resulted in a total amount outstanding under the revolving credit facility of $336.0 million.  In June of 2008 we purchased an additional 25% of a door facing manufacturing facility pursuant to the terms contained in the shareholder agreement for total consideration of $19.3 million including a distribution to the previous owner of $2.5 million.

Due to the continued decline of the U.S. housing market, we completed a goodwill and intangibles impairment test for our reporting units as of June 30, 2008.  As a result of this test, goodwill in the North American segment was determined to be impaired by $471.4 million.  Further, the impairment test also determined that North American customer relationship intangibles were impaired by $152.6 million as well as an impairment of $0.6 million of the customer relationship intangible in the Europe and Other segment.  Additionally, in connection with the anticipated closure of two sites in the Europe and Other segment, it was determined that goodwill and customer relationships in the amount of $5.0 million and $0.7 million, respectively, were impaired.

An additional impairment test as at September 30, 2008 was completed due to global economic conditions, specifically the continued decline in the U.S. and other housing markets.  This test concluded that there was impairment of all remaining goodwill in both the North American and Europe and Other segments in the amount of $246.6 million and $58.6 million, respectively.  Further, the impairment test also concluded that the remaining Europe and Other customer relationship intangible of $17.5 million was impaired. Additional impairments of $36.9 million for the trademark and tradename intangible, $7.5 million for the North American patents intangible and $2.1 million for the Europe and Other patents intangible also resulted from this test.

Results of Operations for the three month period ended September 30, 2008 compared to the three month period ended September 30, 2007

A summary of the third quarter results is as follows:

	July 1, 2008 - September 30, 2008	July 1, 2007 - September 30, 2007
Sales	$453.2	$529.3
Cost of sales	381.1	408.1
Gross margin	72.1	121.2
Selling, general and administration expenses	40.1	50.4
Depreciation	20.6	21.5
Amortization of intangible assets	2.7	8.9
Interest	42.9	44.3
Other expense, net	31.3	9.2
Impairment of goodwill and intangibles	369.2	—
(Loss) income before income taxes and non-controlling interest	(434.7)	(13.1)
Income taxes (recovery)	(14.5)	(2.4)
Non-controlling interest	0.9	2.0
Net (loss) income	$(421.2)	$(12.8)

Consolidated Sales

For the three month period ended September 30

	2008	2007	$ Change	% Change
Sales	$453.2	$529.3	$(76.1)	(14.4)%

Consolidated sales for the three month period ended September 30, 2008 were $453.2 million compared to $529.3 million in the prior year period. Sales in the 2008 period were negatively impacted by lower North American sales due to continued soft demand from customers servicing both the wholesale and retail channels as well as weakness in the United Kingdom and other European housing market. Sales in the third quarter of 2008 benefited by $9.2 million due to stronger foreign currency rates as compared to the prior year period.

Sales and Percentage of Sales by Principal Geographic Region

For the three month period ended September 30

	2008	2007
North America	$304.7	$367.0
	67%	69%

Europe and Other	$160.2	$176.9
	35%	33%

Intersegment	$(11.7)	$(14.5)
	(2)%	(3)%

Sales to external customers from facilities in North America declined 17.9% to $301.4 million for the three month period ended September 30, 2008 as compared to $366.9 million in the prior year period.  Sales in North America were negatively impacted by continued soft demand from customers servicing both the wholesale and retail channels. Sales in the North American segment contributed 67% of consolidated sales as compared to 69% in the prior year.  The stronger Canadian dollar in 2008 increased sales in the third quarter of 2008 by approximately $0.4 million.  Excluding the impact of currency, sales declined 18.3% compared to the prior year period.

Sales to external customers from facilities outside of North America declined 6.5% to $151.8 million in 2008 as compared to the prior year period.  European sales were positively impacted by the appreciation of European currencies versus the U.S. dollar in the amount of $8.0 million.  Excluding the impact of exchange, sales in our Europe and Other segment decreased by 11.5% from the prior year on an overall basis.  Our sales in the United Kingdom declined as a result of weakening housing market conditions, while sales in South Africa, France and Czech Republic increased.

Intersegment sales, primarily the movement of door components from the Europe and Other segment into the North America segment, declined by 19.9% to $11.7 million due to continued soft market conditions in North America during the third quarter of  2008.

Sales and Percentage of Sales by Product Line

For the three month period ended September 30

	2008	2007
Interior	$312.7	$379.4
	69%	72%

Exterior	$140.5	$149.9
	31%	28%

The proportion of revenues from interior and exterior products was approximately 69% and 31%, respectively, for the three month period ended September 30, 2008.  For the 2007 period, the proportion was 72% and 28%, respectively. Our sales of interior doors for the 2008 period declined as a percentage of sales due to continued weakening in housing market conditions in North America and other European countries..

Cost of Sales

For the three month period ended September 30

	2008	Percentage of Sales	2007	Percentage of Sales
Cost of sales	$381.1	84.1%	$408.1	77.1%

The significant components of cost of sales are materials, direct labor, factory overheads and distribution costs. Cost of sales, expressed as a percentage of sales, was 84.1% for the 2008 period versus 77.1% for the 2007 period. Despite our ongoing efforts on global supply chain initiatives, facility rationalizations, rigorous cost management and product pricing adjustments, we were not able to fully offset the impact of the lower volumes in the third quarter coupled with significant inflationary cost pressures on raw materials and transportation.  We continue to execute on our announced facility closures to adjust the size of our business to the current market conditions.  Rising fuel prices and raw material input costs had the most significant impact on our cost of sales in the third quarter of 2008.

Selling, General and Administration Expenses

For the three month period ended September 30

	2008	Percentage of Sales	2007	Percentage of Sales
Selling, general and administration expenses	$40.1	8.9%	$50.4	9.5%

Selling, general and administration expenses primarily includes personnel, marketing and advertising costs, sales commissions, information technology costs, receivables sales program costs, professional fees and management travel. SG&A costs declined $10.3 million as compared to the prior year period due to reductions in staffing levels, as well as lower commissions, accounts receivable sales facility charges, professional fees including recruiting and relocation, and travel and entertainment spending.

Depreciation

For the three month period ended September 30

	2008	2007	$ Change	% Change
Depreciation	$20.6	$21.5	$(0.9)	(4.2)%

Depreciation expense decreased to $20.6 million in the third quarter of 2008 as compared to $21.5 million in the third quarter of 2007.  This reduced level of depreciation is a result of lower capital expenditures over the past two years, the sixteen facility closures completed since 2005 and asset impairments recorded in the last two years.  These actions have reduced the overall basis of depreciable assets.  Also in the 2007 period, the Company recorded accelerated depreciation on leased facilities that were closing in the second and third quarter of 2007.

Amortization of Intangible Assets

For the three month period ended September 30

	2008	2007	$ Change	% Change
Amortization of intangible assets	$2.7	$8.9	$(6.1)	(68.5)%

Amortization of intangible assets for the 2008 period was $6.2 million lower than in the 2007 period due to the impairment of customer relationship intangibles recorded in December of 2007 and the second quarter of 2008.  As a result of the business lost from The Home Depot and the ongoing downturn in the North American housing market, we recorded an impairment charge of $65.4 million related to customer relationship intangibles in 2007.  Due to the anticipated closure of two additional overseas sites and the continuing downturn in the North American housing market, the Company recorded additional impairment of customer relationship intangibles of $152.6 million in the second quarter of 2008.  This along with additional intangible impairments of $64.0 million recorded during the third quarter of 2008 will reduce amortization of intangible assets by approximately $27.6 million per year.

Other Expense

For the three month period ended September 30

	2008	2007
Restructuring and severance expense	$4.8	$7.8
Financial professional fees	4.2	—
Impairment of property, plant and equipment	—	3.6
(Gain) loss on disposal of property, plant and equipment	(0.6)	0.6
Interest rate swap	(1.1)	—
Provision for receivable from parent company	18.9	—
Other	5.0	(2.8)
Other expense	$31.3	$9.2

Other expense of $31.3 million in the third quarter of 2008 includes restructuring charges of $4.8 million related to reduction in staffing levels as well as professional fees of $4.2 million related to ongoing negotiations regarding an amendment to the Credit Agreement.  We completed the sale of a former manufacturing site in the 2008 third quarter for proceeds of approximately $4.4 million which generated a gain on disposal of $0.6 million included in (Gain) loss on disposal above.  A provision of $18.9 million represents the full amount of a receivable due from the Company’s parent was charged to expense due to the uncertainty of the ultimate collection of this receivable. A gain of $1.1 million related to the change in the fair value of interest rate swap since it became an ineffective hedge at June 30, 2008 was also recorded during the quarter. Costs related to foreign exchange translation gains and losses on monetary items  denominated in currencies other than the United States dollar are included in Other above.

Other expense was $9.2 million in the 2007 period including restructuring and severance costs of $7.8 million related to the closure of manufacturing facilities in North America and related restructuring actions.  The majority of this charge relates to liabilities established for future lease obligations on the sites that have been closed, net of anticipated sublease revenue.  We also recorded a $3.6 million charge related to an impairment charge on property, plant and equipment relating to land and building that was sold in the fourth quarter of 2007 and redundant machinery resulting from the closure of facilities.

Impairment of Goodwill and Intangible Assets

For the three month period ended September 30

	2008	2007
Impairment of goodwill and intangible assets	$369.2	$—

Due to global economic conditions, specifically the continued decline in the U.S. and other housing markets, we  completed an additional impairment test as at September 30, 2008.  This test concluded that there was impairment of all remaining goodwill in both the North American and Europe and Other segments in the amount of $246.6 million and $58.6 million, respectively.  Further, the impairment test also concluded that the remaining Europe and Other customer relationship intangible of $17.5 million was impaired. Additional impairments of $36.9 million for the trademark and tradename intangible, $7.5 million for the North American patents intangible and $2.1 million for the Europe and Other patents intangible also resulted from this test.

Interest Expense

For the three month period ended September 30

	2008	2007	$ Change	% Change
Interest	$42.9	$44.3	$(1.4)	(3.2)%

Interest expense of $42.9 million for the 2008 period was $1.4 million or 3.2% lower than the 2007 period.  During the third quarter of 2008, the Company entered into a forbearance agreement with our bank lenders regarding a potential amendment to the terms of our credit facility. Amortization of fees paid in connection with the forbearance agreement in the amount of $0.7 million was recorded in the third quarter of 2008. This compares to the 2007 period where we recorded $2.6 million in amortization of deferred financing fees.  Higher interest costs of $0.5 million were attributable to higher debt levels partially offset by lower average rates in the 2008 period.

Income Tax Rates

For the three month period ended September 30

	2008	2007
Combined effective rate	3.3%	18%

Our effective income tax rate is primarily the weighted average of federal, state and provincial rates in various countries in which we have operations, including the United States, Canada, France, the United Kingdom and Ireland.

Our income tax rate is also affected by goodwill and intangible impairments, estimates of realizability of tax assets, changes in tax laws and the timing of the expected reversal of temporary differences. We have established a valuation allowance on a portion of tax losses and other carryforward attributes in Canada, the United States and other jurisdictions until the realization of these tax assets becomes more likely than not during the carryforward period.

Net Loss

For the three month period ended September 30

	2008	2007	$ Change	% Change
Net (loss) income	$(421.2)	$(12.8)	$(408.4)	Not meaningful

Our net loss of $421.2 million in the third quarter of 2008 increased by $408.4 million from the prior year period.  This result reflects the factors discussed above, particularly goodwill and intangible impairments.

Segment Information

For the three month period ended September 30

	2008	Percentage of Sales	2007	Percentage of Sales
Operating EBITDA - North America	$19.2	6.3%	$46.8	12.8%

Operating EBITDA - Europe and Other	$12.9	8.1%	$24.0	13.6%

The performance measurement of each of our geographic segments is based on Operating EBITDA which is defined as net income (loss) plus non-controlling interest, interest, taxes, depreciation, amortization and other expense.  Segment Operating EBITDA in North America was lower in 2008 as a result of the significantly lower volume and inflationary cost pressures not fully offset by headcount reduction actions and facility rationalization activities.  Segment Operating EBITDA in our Europe and Other segment was negatively impacted by foreign currency as sales prices in some of our foreign markets are denominated in U.S. dollars while input costs are in other foreign currencies.  Our businesses in Western Europe are also experiencing a significant slowdown in demand in their markets which affected our Operating EBITDA in the period.

Set forth below is a reconciliation of Operating EBITDA, by segment, from net income (loss):

	North America 2008	North America 2007	Europe and Other 2008	Europe and Other 2007
Net (loss) income	$(404.6)	$(30.4)	$(16.6)	$17.6
Non-controlling interest	0.9	1.6	—	0.5
Income taxes (recovery)	(11.5)	(4.2)	(3.0)	1.8
Other expense, net	22.3	8.6	9.0	0.7
Interest	45.2	49.3	(2.3)	(5.0)
Amortization of intangible assets	2.3	8.6	0.5	0.3
Depreciation	12.7	13.3	8.0	8.1
Impairment of goodwill and intangibles	351.9	—	17.3	—
Operating EBITDA	$19.2	$46.8	$12.9	$24.0
Percentage of Sales	6.3%	12.8%	8.1%	13.6%

Results of Operations for the nine month period ended September 30, 2008 compared to the nine month period ended September 30, 2007

A summary of the results for the nine months is as follows:

	January 1, 2008 - September 30, 2008	January 1, 2007 - September 30, 2007
Sales	$1,425.4	$1,687.7
Cost of sales	1,172.1	1,297.6
Gross margin	253.3	390.1
Selling, general and administration expenses	128.4	157.1
Depreciation	63.8	68.1
Amortization of intangible assets	16.9	26.7
Interest	185.2	134.1
Other expense, net	49.1	21.6
Impairment of goodwill and intangibles	999.5	—
(Loss) income before income taxes and non-controlling interest	(1,189.6)	(17.5)
Income taxes (recovery)	(55.0)	(12.4)
Non-controlling interest	2.8	5.3
Net (loss) income	$(1,137.4)	$(10.4)

Consolidated Sales

For the nine month period ended September 30

	2008	2007	$ Change	% Change
Sales	$1,425.4	$1,687.7	$(262.3)	(15.5)%

Consolidated sales for the nine month period ended September 30, 2008 were $1,425.4 million compared to $1,687.7 million in the prior year period. Sales in the 2008 period were negatively impacted by lower North American sales due to continued soft demand from customers servicing both the wholesale and retail channels. Sales in the nine months of 2008 benefited by $50.1 million due to stronger foreign currency rates as compared to the prior year period.  Approximately $120.0 million of the decline in sales is attributable to sales in geographic regions that The Home Depot moved to a competitor in the second half of 2007.

Sales and Percentage of Sales by Principal Geographic Region

For the nine month period ended September 30

	2008	2007
North America	$931.8	$1,203.5
	65%	71%

Europe and Other	$525.7	$526.3
	37%	31%

Intersegment	$(32.1)	$(42.2)
	(2)%	(2)%

Sales to external customers from facilities in North America declined 23.3% to $922.3 million for the nine month period ended September 30, 2008 as compared to the prior year period.  Sales in North America were negatively impacted by continued soft demand from customers servicing both the wholesale and retail channels, the business lost from The Home Depot.  Sales in the North American segment contributed 65% of consolidated sales as compared to 71% in the prior year.  The stronger Canadian dollar in 2008 increased sales in the 2008 period by approximately $12.2 million.  Excluding the impact of currency and the lost business, sales declined 16.1% compared to the prior year period.

Sales to external customers from facilities outside of North America increased 3.9% to $502.8 million in 2008 as compared to the prior year period.  European sales were positively impacted by the appreciation of European currencies versus the U.S. dollar in the amount of $36.4 million.  Excluding the impact of exchange, sales in our Europe and Other segment decreased by 3.7% from the prior year on an overall basis.  Our sales in Western Europe, notably the United Kingdom, declined as a result of weakening housing market conditions, while sales from our facilities in South Africa, France and Czech Republic increased due to strong economic fundamentals.

Intersegment sales, primarily the movement of door components from the Europe and Other segment into the North America segment, declined by 23.9% to $32.1 million due to continued soft market conditions in North America during the first nine months of  2008.

Sales and Percentage of Sales by Product Line

For the nine month period ended September 30

	2008	2007
Interior	$1,011.0	$1,184.5
	71%	70%

Exterior	$414.4	$503.2
	29%	30%

The proportion of revenues from interior and exterior products for the nine month period ended September 30, 2008 was approximately 71% and 29%, respectively, relatively unchanged from 70% and 30%, respectively.

Cost of Sales

For the nine month period ended September 30

	2008	Percentage of Sales	2007	Percentage of Sales
Cost of sales	$1,172.1	82.2%	$1,297.6	76.9%

The significant components of cost of sales are materials, direct labor, factory overheads and distribution costs. Cost of sales, expressed as a percentage of sales, was 82.2% for the 2008 period versus 76.9% for the 2007 period. Despite our ongoing efforts on global supply chain initiatives, facility rationalizations, rigorous cost management and product pricing adjustments we were not able to fully offset the impact of the lower volumes in the 2008 period coupled with inflationary cost pressures on raw materials.  We made additional headcount reductions during the first nine months of 2008, and continue to execute on our announced facility closures to align the size of our business for current market conditions.  Non-cash inventory write downs of $5.7 million and the recognition of $1.7 million of input taxes no longer considered recoverable also affected cost of sales in the  2008 period.

Selling, General and Administration Expenses

For the nine month period ended September 30

	2008	Percentage of Sales	2007	Percentage of Sales
Selling, general and administration expenses	$128.4	9.0%	$157.1	9.3%

Selling, general and administration expenses primarily includes personnel marketing and advertising costs, sales commissions, information technology costs, receivables sales program costs, professional fees and management travel. Selling, general and administration costs declined $28.7 million as compared to the prior year period due to reductions in staffing levels, lower commissions, accounts receivable sales facility charges, professional fees including recruiting and relocation, and travel and entertainment spending.

Depreciation

For the nine month period ended September 30

	2008	2007	$ Change	% Change
Depreciation	$63.8	$68.1	$(4.3)	(6.3)%

Depreciation expense decreased to $63.8 million in the nine months of 2008 as compared to $68.1 million in the same period of 2007.  This reduced level of depreciation is a result of lower capital expenditures over the past two years, the sixteen facility closures completed since 2005 and asset impairments recorded in the last two years.  These actions have reduced the overall basis of depreciable assets.

Amortization of Intangible Assets

For the nine month period ended September 30

	2008	2007	$ Change	% Change
Amortization of intangible assets	$16.9	$26.7	$(9.8)	(36.7)%

Amortization of intangible assets for the 2008 period was $9.8 million lower than in the 2007 period due primarily to the impairment of customer relationship intangibles recorded in December of 2007 and June 2008.  As a result of the business lost from The Home Depot and the ongoing downturn in the North American housing market, we recorded impairment charges of $65.4 million related to customer relationship intangibles in 2007, $153.3 million in the second quarter of 2008 and $64.0 million related to customer relationship and other intangibles in the third quarter of 2008.

Other Expense

For the nine month period ended September 30

	2008	2007
Restructuring and severance expense	$17.2	$19.4
Financial professional fees	4.7	—
Impairment of property, plant and equipment	5.9	6.2
(Gain) loss on disposal of property, plant and equipment	(1.9)	1.5
Interest rate swap	(1.1)	—
Provision for receivable from parent company	18.9	—
Other	5.4	(5.6)
Other expense	$49.1	$21.6

Other expense of $49.1 million in the nine months of 2008 includes restructuring charges of $17.2 million related to the reductions in salaried workforce as well as costs incurred in connection with the closure and consolidation of manufacturing sites as well as professional fees of $4.7 million related to ongoing negotiations regarding an amendment to the Credit Agreement.  Also included in other expense in the 2008 period were asset impairments of $5.9 million to reduce the carrying value of certain assets to their net realizable value and net gains on disposal of fixed assets of $1.9 million.  A provision of $18.9 million representing the full amount of a receivable due from the Company’s parent was charged to expense due to the uncertainty of the ultimate collection of this receivable. A gain of $1.1 million related to the change in the value of interest rate swap since it became an ineffective hedge at June 30, 2008 was also recorded during the quarter. Costs related to foreign exchange translation gains and losses on working capital and long-term liabilities denominated in currencies other than the United States dollar are included in Other above.

Other expense was $21.6 million in the 2007 period including restructuring and severance costs of $19.4 million related to the closure of seven manufacturing facilities in North America, $6.2 million for asset impairments and $1.5 million from the loss on disposal of idle property, plant and equipment.

Impairment of Goodwill and Intangible Assets

For the nine month period ended September 30

	2008	2007
Impairment of goodwill and intangible assets	$999.5	$—

Due to the continued decline of the U.S. housing market, we completed a goodwill and intangibles impairment test for our reporting units as of June 30, 2008.  As a result of this test, goodwill in the North American segment was determined to be impaired by $471.4 million.  Further, the impairment test also determined that North American customer relationship intangibles were impaired by $152.6 million as well as an impairment of $0.7 million of the customer relationship intangible in the Europe and Other segment.  Additionally, in connection with the anticipated closure of two sites in the Europe and Other segment, it was determined that goodwill and customer relationships in the amount of $5.0 million and $0.7 million, respectively, were impaired.

We completed an additional impairment test as at September 30, 2008 due to global economic conditions, specifically the continued decline in the U.S. and other housing markets.  This test concluded that there was impairment of all remaining goodwill in both the North American and Europe and Other segments in the amount of $246.6 million and $58.6 million, respectively.  Further, the impairment test also concluded that the remaining Europe and Other customer relationship intangible of $17.5 million was impaired. Additional impairments of $36.9 million for the trademark and tradename intangible, $7.5 million for the North American patents intangible and $2.1 million for the Europe and Other patents intangible also resulted from this test.

Interest Expense

For the nine month period ended September 30

	2008	2007	$ Change	% Change
Interest	$185.2	$134.1	$51.1	38.1%

Interest expense of $185.2 million for the 2008 period was $51.1 million or 38.1% higher than the 2007 period. Included in the 2008 period is $56.0 million in deferred financing fees recognized in interest expense.  As a result of the event of default under the senior secured credit facility, the balance due on that facility as well as the Notes were reclassified to current and, accordingly, all previously unamortized deferred financing costs were recognized in interest expense.  As well, since we may not be permitted to be continue to borrow under the senior secured credit facility on a LIBOR interest rate basis, it was determined that the interest rate swap ceased to be an effective hedge for accounting purposes.  Lower interest costs of $1.7 million were attributable to lower LIBOR interest rates in the 2008 period.  Amortization of deferred financing fees in the 2008 period prior to the recognition of the $56 million was unchanged at $5.0 million.

Income Tax Rates

For the nine month period ended September 30

	2008	2007
Combined effective rate	Not meaningful	Not meaningful

Our effective income tax rate is primarily the weighted average of federal, state and provincial rates in various countries in which we have operations, including the United States, Canada, France, the United Kingdom and Ireland.

Our income tax rate is also affected by goodwill and intangibles impairment, estimates of realizability of tax assets, changes in tax laws and the timing of the expected reversal of temporary differences. We have established a valuation allowance on a portion of tax losses and other carryforward attributes in Canada, the United States and other jurisdictions until the realization of these tax assets becomes more likely than not during the carryforward period.

Net Loss

For the nine month period ended September 30

	2008	2007	$ Change	% Change
Net (loss) income	$(1,137.4)	$(10.4)	$(1,127.0)	Not meaningful

Our net loss of $1,137.4 million in the first nine months of 2008 increased by $1,127.0 million from the prior year period.  This result reflects the factors discussed above particularly goodwill and intangibles impairment.

Segment Information

For the nine month period ended September 30

	2008	Percentage of Sales	2007	Percentage of Sales
Operating EBITDA - North America	$74.7	8.0%	$159.9	13.3%

Operating EBITDA - Europe and Other	$50.2	9.5%	$73.1	13.9%

The performance measurement of each of our geographic segments is based on Operating EBITDA which is defined as net income (loss) plus non-controlling interest, interest, taxes, depreciation, amortization and other expense.  Segment Operating EBITDA in North America was lower in 2008 as a result of the significantly lower volume and inflationary cost pressures not fully offset by headcount reduction actions and facility rationalization activities.  Segment Operating EBITDA in our Europe and Other segment was negatively impacted by foreign currency as sales prices in some of our foreign markets are denominated in U.S. dollars while input costs are in other foreign currencies.  Our businesses in Western Europe are also experiencing a slowdown in demand in their markets which affected our Operating EBITDA in the period.

Set forth below is a reconciliation of Operating EBITDA, by segment, from net income (loss):

	North America 2008	North America 2007	Europe and Other 2008	Europe and Other 2007
Net (loss) income	$(1,134.6)	$(62.8)	$(2.8)	$52.4
Minority interest	2.5	4.2	0.3	1.2
Income taxes	(54.6)	(20.1)	(0.4)	7.6
Other expense, net	33.1	20.4	16.0	1.1
Interest	197.3	148.7	(12.1)	(14.5)
Amortization of intangible assets	15.6	25.9	1.3	0.8
Depreciation	39.0	43.6	24.8	24.5
Impairment of goodwill and intangibles	976.5	—	23.0	—
Operating EBITDA	$74.7	$159.9	$50.2	$73.1
Percentage of Sales	8.0%	13.3%	9.5%	13.9%

Liquidity and Capital Resources

Net Debt
As at

(Principal amount)	September 30, 2008	December 31, 2007
Revolving credit facility outstanding	$336.0	$—
Other bank loans outstanding	15.3	17.6
Senior secured credit facility term loan outstanding	1,132.3	1,145.6
Senior subordinated notes outstanding	769.9	769.9
Other subsidiary long-term debt outstanding	11.0	19.0
Less: Cash on hand	208.3	41.8
Net debt outstanding	$2,056.2	$1,910.3
Notes payable and financial instruments	7.0	4.7
Net cash (debt) of unrestricted subsidiaries	2.1	—
Net debt outstanding as defined in the senior secured credit facilities	$2,065.3	$1,915.0

As at September 30, 2008, net debt as defined in the credit agreement was $150.3 million higher than at December 31, 2007 due primarily to incremental drawdowns under our revolving credit facility, which amounts were used to pay $66.4 million to the counterparty to the Facilities Agreement and $41.3 million in respect of acquisitions described previously.  As well, due to declining interest rates, the fair value of our interest rate swaps liability increased by $2.3 million to $5.5 million and is included in the Notes payable and financial instruments line above.

Debt Facilities
As at

	September 30, 2008	December 31, 2007
Revolving credit facility capacity	$350.0	$350.0
Revolving credit facility outstanding	336.0	—
Subsidiaries’ bank loan capacity	32.7	32.7
Subsidiaries’ bank loan and overdrafts outstanding	15.3	17.6
Other subsidiary long-term debt outstanding	11.0	19.0
Senior secured credit facility term loan outstanding	1,132.3	1,145.6
Senior subordinated notes outstanding	769.9	769.9

The aggregate amount of long-term debt repayments required during the next five years ending September 30, 2012 is approximately $1,913.1 million, compared to $77.7 million at December 31, 2007.  Due to the Event of Default under the Senior Secured Credit Agreement described previously, the balance of the senior secured credit facility of $1,132.3 million and the Notes of $769.9 million were classified as current.  Our ability to continue as a going concern is dependent upon our ability to reach agreement regarding a satisfactory amendment to our Senior Secured Credit Facility and Notes.

To mitigate interest risk, in April 2005, we entered into a five year interest rate swap agreement converting a notional $1.15 billion of floating-rate debt into fixed rate debt that currently bears interest at 4.22% plus an applicable credit spread of 2.00%. On April 26, 2006, 2007 and 2008, $100 million, $150 million and $300 million respectively, of the interest rate swaps amortized, leaving $600 million at a fixed rate as of September 30, 2008.  On April 26, 2009 and 2010, respectively, $300,000 of notional principal amortizes.  After giving effect to the interest rate swaps at September 30, 2008 approximately 35% of outstanding interest-bearing debt carries a fixed interest rate and the remainder carries a floating rate. The three month LIBOR rate at September 30, 2008 was 4.05%.  As at June 30, 2008 the interest rate swap ceased to become an effective hedge as we may not be able to borrow on a LIBOR basis in the future.

Our ability to negotiate an appropriate amendment to our credit facility and Notes, or to make scheduled payments of principal, or to pay interest or additional amounts if any, or to refinance indebtedness, or to fund planned capital expenditures or payments required pursuant to our shareholder agreements relating to our less than wholly owned subsidiaries, will depend on future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

In March and April 2008, we borrowed the remaining $336 million available from our $350 million senior secured revolving credit facility. Although we have no immediate needs for the additional liquidity, in light of current financial market conditions, we drew on the facility to provide ourselves with greater financial flexibility.

As of September 30, 2008, we were not in compliance with the financial covenants contained in our Senior Secured Credit Agreement.  As a result of such non-compliance the lenders party to the Senior Secured Credit Agreement have the right to demand immediate repayment of the obligation of $1,132.3 million as well as the amount outstanding under the revolving credit facility in the amount of $336.0 million.  To date, no demand for repayment has been made.  We have been engaged in negotiations with the lenders party to the Senior Secured Credit Agreement regarding an amendment to the agreement including a waiver of such non-compliance.  To date, no agreement has been reached and there can be no guarantee that an agreement will be reached on terms acceptable to us and our lenders.  To the extent that the lenders under the senior secured credit facilities agree to an amendment of these covenants, such amendment may result in interest being payable on these facilities at higher interest rates.

During an Event of Default, the Agent or a majority of the lenders may elect to prohibit the Company from continuing the interest basis of loans that are LIBOR loans at the end of the relevant interest period and convert the loans to ABR/Prime rate loans. In addition to the above consequences, during an Event of Default various limitations on actions apply in respect of sale of assets, investments, dividends, debt payments and amendments. As part of the forbearance agreement described above, the Company agreed to convert the basis of the Senior Secured Credit Facility from LIBOR to the Prime Rate of interest as of the date of the forbearance agreement.  Additionally, all interest payments on the term loan are now due at the end of each calendar quarter.  On November 25, 2008 the Company entered into an amendment to its credit agreement and an extension of the forbearance agreement dated September 16, 2008, with its bank lenders as described above.

The Company’s Notes of $769.9 million bear interest at 11% and are due October 6, 2015.  The indentures relating to the Notes limit the Company’s ability to incur additional indebtedness or issue certain preferred shares; pay dividends on or make other distributions or repurchase its capital stock or make other restricted payments; make certain investments; sell certain assets; create liens on certain assets to secure debt; consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; enter into certain transactions with affiliates; and designate subsidiaries as unrestricted subsidiaries.  Subject to certain exceptions, the indentures relating to the Notes permit the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness.  Due to the payment blockage notice described above, the Company did not make the scheduled interest payment on the Notes that was due October 15, 2008. As a result we are in default under the Notes and they have been reclassified as current liabilities.  The Company entered into a forbearance agreement with holders of a majority of the Notes on November 17, 2008 as described above.

To the extent that no demands for repayment of our Senior Secured Credit Agreement and Senior Subordinated Notes due 2015 are made, we expect our current cash balance plus cash flows from operations to be sufficient to fund near-term working capital and other investment needs through 2008. There can be no assurance, however, that we will generate cash flow from operations in an amount sufficient to enable us to meet our liquidity needs.

Senior Secured Credit Facility

On April 6, 2005, we entered into senior secured credit facilities which included an eight year $1.175 billion term loan due April 6, 2013 with an original interest rate of LIBOR plus 2.00% that amortizes at 1% per year.

We also entered into a $350 million revolving credit facility which is available for general corporate purposes. The revolving credit facility interest rate is subject to a pricing grid ranging from LIBOR plus 1.75% to LIBOR plus 2.50%. As of September 30, 2008, the revolving credit facility carried an interest rate of LIBOR plus 2.50%. In addition to the senior secured credit facilities noted above, we have funded operations through cash generated from operations.

Our senior secured credit facilities require us to meet a minimum interest coverage ratio of 1.65 times Adjusted EBITDA and a maximum leverage ratio of 6.8 times Adjusted EBITDA as of September 30, 2008, as defined in the credit agreements (see discussion on non-GAAP measures below).  As noted above, as of September 30, 2008 we were not in compliance with these ratios.

Our leverage ratio as defined in the senior secured credit facility as of September 30, 2008 was 10.32x as compared to 6.00x at December 31, 2007.

Our interest coverage ratio as defined in the senior secured credit facility as of September 30, 2008 was 1.21x as compared to 1.91x at December 31, 2007.

Senior Subordinated Notes due 2015

The Notes bear interest at 11%.  Due to the failure to pay interest under the Notes within 30 days of the scheduled interest payment date of October 15, 2008, as noted above we are in default under the Notes. The indentures relating to these notes limit our ability to:

•                  incur additional indebtedness or issue certain preferred shares;

•                  pay dividends on or make other distributions or repurchase our capital stock or make other restricted payments;

•                  make certain investments;

•                  sell certain assets;

•                  create liens on certain assets to secure debt; consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

•                  enter into certain transactions with affiliates; and

•                  designate subsidiaries as unrestricted subsidiaries.

Subject to certain exceptions, the indentures relating to our senior subordinated notes due 2015 permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Non-GAAP measures

Under the indentures governing the Notes, our ability to engage in certain activities such as incurring certain additional indebtedness, making certain investments and paying certain dividends is tied to ratios based on Adjusted EBITDA.

Adjusted EBITDA is defined as net income (loss) plus interest, income taxes, depreciation and amortization, other expense (income), net, (gain) loss on refinancing, net and non-controlling interest further adjusted to give effect to adjustments required in calculating covenant ratios and compliance under the indentures governing the notes and our senior secured credit facilities. Adjusted EBITDA is not a presentation made in accordance with GAAP, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not include certain cash requirements such as interest payments, tax payments and debt service requirements. We believe that the inclusion of Adjusted EBITDA herein is appropriate to provide additional information about the calculation of certain financial covenants in the indentures governing the notes and our senior secured credit facilities. Adjusted EBITDA is a material component of these covenants. For instance, both the indentures governing the notes and the senior secured credit facilities contain financial ratios that are calculated by reference to Adjusted EBITDA. Non-compliance with the financial ratio maintenance covenants contained in our senior secured credit facilities could result in the requirement to immediately repay all amounts outstanding under such facilities, while non-compliance with the debt incurrence ratio contained in the indentures governing the notes would prohibit us from being able to incur additional indebtedness other than pursuant to specified exceptions. Because not all companies use identical calculations, this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that the disclosure of the calculation of Adjusted EBITDA provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net loss, which is a GAAP measure of our operating results, to Adjusted EBITDA as defined in our indentures and credit agreement (which we refer to as our “debt agreements”), and the calculation of the fixed charge coverage ratio, net debt and net debt to Adjusted EBITDA ratio under our debt agreements. The terms and related calculations are defined in our debt agreements, copies of which are publicly available.

	Last Twelve Months ended December 31, 2007	Nine Months ended September 30, 2007	Nine Months ended September 30, 2008	Last Twelve Months Ended September 30, 2008
Net (loss) income	$(302.9)	$(10.4)	$(1,137.4)	$(1429.9)
Interest	178.2	134.1	185.2	229.3
Income taxes (recovery)	(72.2)	(12.4)	(55.0)	(114.8)
Depreciation and amortization	127.4	94.8	80.7	113.3
Other expense, net	29.9	21.6	49.1	57.4
Impairment of goodwill and intangibles	303.8	—	999.5	1,303.3
Non-controlling interest	8.1	5.3	2.8	5.6
Inventory losses(a)	7.0	2.0	5.7	10.7
Receivables transaction charges(b)	5.3	4.4	0.8	1.7
Facility closures and realignments(c)	2.4	—	0.5	2.9
Stock-based awards (d)	1.8	1.8	0.6	0.6
Franchise and capital taxes(e)	4.2	3.5	1.0	1.7
Foreign exchange gains	(2.6)	(2.5)	2.1	2.0
Employee future benefits (f)	1.1	0.8	(1.0)	(0.7)
Severance (g)	3.0	1.6	0.1	1.5
Relocation/ recruiting (h)	5.6	4.3	2.0	3.3
Lean Sigma, Supply Chain and HR consulting (i)	7.2	5.6	0.7	2.3
(Earnings) loss of unrestricted subsidiaries	3.7	—	2.6	6.3
Other (j)	8.3	7.3	2.6	3.6
Adjusted EBITDA	$319.4	$261.8	$142.6	$200.2

(a)                                  In 2007 we recorded $7.0 million of write downs associated with facilities that were being closed and product lines that were being rationalized.

(b)                                 Represents transaction charges related to the sale of receivables.

(c)                                  We incurred cost associated with the consolidation of manufacturing sites in Florida.

(d)                                 Represents non-cash equity compensation expense.

(e)                                  Represents capital and franchise taxes and other taxes not in the nature of income taxes.

(f)                                    Represents the non-cash element of pension and post-employment benefit expense.

(g)                                 Represents severance for management changes not specifically related to restructuring activities.

(h)                                 Represents relocation and recruiting costs for changes made in management positions.

(i)                                     Represents consulting fees paid to external advisors in connection with the one-time establishment of Lean Sigma, Supply Chain and HR functions in the Company.

(j)                                     KKR monitoring / consulting fees, legal settlements and other.

Net Debt	$2,065.3
Last Twelve Months Adjusted EBITDA	$200.2
Ratio of Net Debt to Adjusted EBITDA	10.32x

Last Twelve Months Adjusted EBITDA	$200.2
Total Cash Interest Expense	$165.4
Ratio of Adjusted EBITDA to Interest Expense	1.21x

Cash flows from Operating Activities

For the three month period ended September 30

	2008	2007
Cash (used in) generated from operating activities	$(7.6)	$49.3

Cash flow from operations before changes in working capital was a use of $19.0 million compared to a source of $22.4 million in the prior year.  The lower sales and earnings levels translated into reduced cash flow in the period.  Working capital was a source of $11.3 million in the current year compared to a source of $26.9 million in the prior year.  Accounts receivable was a source of  $31.3 million in the current year compared to $1.6 million in the prior year as volumes in many of our markets continue to decline.  Inventory was a source of $5.6 million in the 2008 period compared to a use of $0.4 million in the prior year due to non-cash inventory write downs and ongoing efforts to reduce inventory in relation to the declining sales volumes. Payables were a use of cash of $21.5 million in 2008 as compared to a source of $27.2 million in the prior year due to vendor terms contraction as a result of vendor credit concerns about our company.  As well, the lower volumes have affected the overall pace of purchases and we continue to pay down our restructuring reserves that were accumulated in prior years as a result of facility closures and headcount reductions.

Cash flows from Financing Activities

For the three month period ended September 30

	2008	2007
Cash generated from financing activities	$(14.6)	$(60.4)

Cash used in financing activities in the third quarter of 2008 was a use of $14.6 million, comprised of $2.4 million repayment of short term borrowings, repayment of $8.6 million of long term debt and the payment of $3.6 million in forbearance fees. In the prior year period, we repaid $50.6 million short term borrowings and repaid $9.9 million of long term debt.

Cash flows from Investing Activities

For the three month period ended September 30

	2008	2007
Cash used in investing activities	$(6.7)	$(9.6)

Cash used in investing activities was $6.7 million compared to $9.6 million in the prior year.  In the current year, fixed asset additions of $8.2 million were $1.7 million higher than the prior year.  Proceeds from the sale of property, plant and equipment generated $4.3 million in the 2008 period, largely from the sale of the United Kingdom facility previously held for sale. We also made a contractually required distribution to the non-controlling interest holder in the amount of $2.4 million. The prior year period also included a $3.3 million payment made to acquire the remaining 20% of a facility in Eastern Europe.

To the extent that no demands for repayment of our Senior Secured Credit Agreement or Notes are made, we expect our current cash balance plus cash flows from operations will be sufficient to fund near-term working capital and other investment needs through 2008.

Cash flows from Operating Activities

For the nine month period ended September 30

	2008	2007
Cash (used in) generated from operating activities	$(79.5)	$102.0

Cash flow from operations before changes in working capital was a use of $24.6 million compared to a source of $83.5 million in the prior year.  The lower sales and earnings levels translated into reduced cash flow in the period.  Working capital was a use of $54.9 million in the current year compared to a source of $18.5 million in the prior year.  Accounts receivable consumed $42.7 million in the current year compared to $30.4 million in the prior year due largely to the payment of $52.2 million to the counterparty of the accounts receivable sales facility following the facility’s cancellation.  Inventory was a source of $10.5 million although not as significant as the $26.0 million in the prior year as our inventory reduction efforts continue.  Payables were a use of cash of $15.9 million in 2008 as compared to a source of $26.8 million in the prior year due largely to vendor terms contraction on concerns about our liquidity.  The lower volumes have affected the overall pace of purchases and we continue to pay down our restructuring reserves that were accumulated in prior years as a result of facility closures and headcount reductions.

Cash flows from Financing Activities

For the nine month period ended September 30

	2008	2007
Cash generated from (used in) financing activities	$307.6	$(62.4)

Cash flow from financing activities was a source of $307.6 million as borrowings on our revolving credit facility increased in order to provide greater financial flexibility in light of current financial market conditions.  In the prior year, we repaid $62.4 million of debt through cash flow from operations.

Cash flows from Investing Activities

For the nine month period ended September 30

	2008	2007
Cash used in investing activities	$(55.4)	$(32.6)

Cash used in investing activities was $55.4 million compared to $32.6 million in the prior year.  In the current year, fixed asset additions of $21.7 million were $1.0 million lower than the prior year, relatively unchanged.  Proceeds from the sale of property, plant and equipment generated $8.2 million in the 2008 period, largely from the sale of the Tampa and United Kingdom facilities  In 2008, we paid $13.7 million for the acquisition of the remaining 25% of the equity of our facilities in Czech Republic and Poland as well as $16.8 million for the acquisition of half of the minority interest position in Sacopan.  As part of these transactions, we also made contractually required distributions to the non-controlling interest holders in the amount of $9.6 million.  We also made other distributions to other minority interest shareholders in the amount of approximately $1.2 million.

To the extent that no demands for repayment of our Senior Secured Credit Agreement or Notes are made, we expect our current cash balance plus cash flows from operations will be sufficient to fund near-term working capital and other investment needs through 2008.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements included a “Facilities Agreement” to sell up to $135 million of non-interest bearing trade accounts receivable, and an “Acquired Facilities Agreement” whereby we can sell receivables of a specific customer.  The Facilities Agreement was terminated in June of 2008.

We do not have any material off-balance sheet arrangements other than those described above, which are more fully discussed in note 4 of the unaudited interim consolidated financial statements.

Related Party Transactions

We have an agreement to pay Kohlberg Kravis Roberts & Co. L.P. (“KKR”) annual management fees of $2 million for services provided, payable quarterly in advance, with the amount increasing by up to 5% per year. For the three month period ended September 30, 2008 we expensed $0.6 million (September 30, 2007 - $0.5 million) for services rendered by KKR. The outstanding liability to KKR as at September 30, 2008 was $0.6 million (September 30, 2007 - $nil million).

In addition, we paid fees of $0.3 million for the three month period ended September 30, 2008 (September 30, 2007 - $0.5 million) to KKR Capstone for services provided on a per-diem basis for management consulting services. Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone, prior to January 1, 2007, KKR had provided financing to Capstone.